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SEC 20004293 ION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69288

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2019 (Date) AND ENDING December 31, 2019 (Date)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Antarctica Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 Brickell Ave.
(No. and Street)

Miami (City) | Florida (State) | 33131 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Gilman | 561-771-0036 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kabat Schertzer De La Torre Taraboulos & Co.
(Name - *if individual, state last, first, middle name*)

9300 S. Dadeland Blvd. (Address) | Miami (City) | Florida (State) | 33156 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS ✓ E.B.

OATH OR AFFIRMATION

I, Ignacio Kleiman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Antarctica Advisors, LLC as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LAURA ESCOBAR
Notary Public - State of Florida
Commission # GG 311671
My Comm. Expires Mar 14, 2023

Notary Public

Signature

CEO
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (e) Statement of Cash Flows
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) Statement of Exemption from Rule 15c3-3.
- [ ] (k) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (l) An Oath or Affirmation.
- [ ] (m) SIPC Supplemental Report and Independent Accountant's Report
- (n) Report of Independent Registered Public Accounting Firm on Statement of Exemption or Compliance
- [ ] (o) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Antarctica Advisors, LLC

Financial Statement
And
Report of Independent Registered Public Accounting Firm

December 31, 2019

Antarctica Advisors, LLC
Index
December 31, 2019

Page(s)

KSDT
ADVISORY | TAX | ASSURANCE CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of Antarctica Advisors, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Antarctica Advisors, LLC as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Antarctica Advisors, LLC as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Antarctica Advisors, LLC's management. Our responsibility is to express an opinion on Antarctica Advisors, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Antarctica Advisors, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Kabat, Schertzer, De La Torre, Taraboulos & Co.

We have served as Antarctica Advisors, LLC's auditor since 2018.

Miami, Florida

February 13, 2020

Dadeland Office Park
9300 S. Dadeland Blvd. Suite 600
Miami, FL 33156

www.ksdtcpa.com

Telephone: 305-670-3370
Fax: 305-670-3390

Antarctica Advisors, LLC
Statement of Financial Condition
December 31, 2019

ASSETS		
Cash and cash equivalents	$	710,698
Accounts receivable		100,000
Prepaid expenses		17,095
Operating lease right-of-use assets		173,556
Other assets		28,793
Furniture, fixtues and equipment, net		3,865
TOTAL ASSETS	$	**1,034,008**
LIABILITIES AND MEMBER'S EQUITY		
Accrued expenses and other liabilities	$	25,432
Operating lease liabilities		191,599
TOTAL LIABILITIES		217,031
COMMITMENTS AND CONTINGENCIES (NOTE 3)		
MEMBER'S EQUITY:		
Member's equity		816,977
TOTAL MEMBER'S EQUITY		816,977
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	**1,034,008**

The accompanying notes are an integral part of this financial statement.

Antarctica Advisors, LLC
Notes to the Financial Statement
December 31, 2019

1. NATURE OF BUSINESS

Antarctica Advisors, LLC ("the Company") is a Florida limited liability company registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") approved on February 12, 2014. The Company is wholly-owned by i2 Advisory, LLC. The Company's operations consist of Mergers and Acquisitions advisory activities to corporate clients specializing in the global food industry.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Financial Statement Presentation

The accounting policies and reporting practices of the Company conform to the predominant practices in the broker-dealer industry and are in accordance with accounting principles generally accepted in the United States of America.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Cash and Cash Equivalents

The Company considers highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents. The Company may, during the ordinary course of business, maintain account balances with banks in excess of federally insured limits. The Company maintains three bank accounts and three certificates of deposits which totaled $710,071 as of December 31, 2019 which was in excess of $460,071 over the federally insured limit of $250,000.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at December 31,2019. The actual outcome of the estimates could differ from the estimates made in the preparation of the financial statement.

Accounts Receivable from Customers

Accounts receivable are carried at original invoice amount. Management determines if an allowance for doubtful accounts is necessary by regularly evaluating individual customer receivables and considering a customer's financial condition, credit history, and current economic conditions.

The Company's accounts receivable from M&A advisory fees amounted to $100,000 as of December 31, 2019. Management determined that no allowance for doubtful accounts was necessary as of December 31, 2019.

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

The Company is a limited liability company that has elected to be treated as a partnership for income tax purposes. Under this election, taxable income or loss of the Company is included in the tax returns of its Member. Tax years that remain subject to a U.S. Federal Income Tax examination are 2015, 2016 and 2017. There is no interest or penalties recognized in the statement of operations.

Revenue from Contracts with Customers

In May 2014, the Financial Accounting Standards Board (FASB) issued an Accounting Standards update (ASU 2015-14) on revenue recognition. This ASU outlines a single comprehensive model to use in accounting for revenue arising from contracts with customers. This standard supersedes existing revenue recognition requirements and eliminates most industry-specific guidance from generally accepted accounting principles (GAAP). The core principle of the revenue recognition standard is to require an entity to recognize revenue as the amount that reflects the consideration to which it expects to be entitled in exchange for goods or services as it transfers control to its customers. This ASU standard is effective for the Company on January 1, 2018. The ASU can be applied using a full retrospective method or a modified retrospective method of adoption. The Company adopted the new standard using the modified retrospective transition method, under which the cumulative effect of initially applying the new guidance, if any, would have been recognized as an adjustment to the opening balance of retained earnings on the first day of fiscal year 2018.

We have completed the process of evaluating the effect of the adoption and determined there were no material changes required to our reported revenues as a result of the adoption. Based on our evaluation process and review of our contracts with customers, the timing and amount of revenue recognized based on ASU 2015-14 is consistent with our revenue recognition policy under previous guidance. We adopted the new standard effective January 1, 2018, using the modified retrospective approach, and will expand our consolidated financial statement disclosures in order to comply with the ASU.

Leases

As of January 1, 2019, the Company adopted ASU 2016-02, "Leases". This standard update intends to increase transparency and improve comparability by requiring entities to recognize assets and liabilities on the statement of financial condition for all leases, with certain exceptions. In addition, through improved disclosure requirements, the standard update will enable users of financial statements to further understand the amount, timing, and uncertainty of cash flows arising from leases. This standard update allows for a modified retrospective application and is effective for reporting periods beginning after December 15, 2018; however, early adoption is permitted. Entities are allowed to apply the modified retrospective approach (1) retrospectively to each prior reporting period presented in the financial statements with the cumulative-effect adjustment recognized at the beginning of the earliest comparative period presented or (2) retrospectively at the beginning of the period of adoption (January 1, 2019) through a cumulative-effect adjustment.

The effective date of this standard was January 1, 2019, at which time the Company adopted the standard using the modified retrospective approach requiring no cumulative-effect adjustment to member's equity recorded at the beginning of the period of adoption. Therefore, the Company recognized and measured leases without revising prior year comparative period information or disclosure. The modified retrospective approach includes a number of optional practical expedients that entities may elect to apply.

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The Company's current operating lease portfolio is primarily comprised of office space. Upon adoption of this standard, the Company recognized a right-of-use asset and lease liability related to substantially all lease arrangements. The Company has completed our assessment of the transition practical expedients offered by the standard. These practical expedients lessen the transitional burden of implementing the standard update by not requiring a reassessment of certain conclusions reached under existing lease accounting guidance. Accordingly, the Company applied these practical expedients and will not reassess: 1) whether an expired or existing contract is a lease or contains an imbedded lease; 2) lease classification (i.e. operating or finance lease) of an expired or existing lease; 3) initial direct costs for an existing lease; and 4) whether an existing or expired land easement is or contains a lease if it has not been accounted for as a lease. The Company evaluated and implemented changes to our process and internal controls to meet the standards update's accounting, reporting, and disclosure requirements.

Subsequent Events

The Company has evaluated subsequent events and transactions for potential recognition or disclosure that have occurred subsequent to December 31, 2019 through February 13, 2020, which is the date the financial statements were available to be issued and determined there are no items to disclose or would be required to recognize.

3. COMMITMENTS AND CONTINGENCIES

Leasing Activities

The Company entered into a 39-month office lease with RAR2-800 Brickell, LLC beginning September 2018. During 2019, the building was sold to Naba Realty LLC. The Company has a security deposit of $16,612 which is reflected within other assets in the accompanying statement of financial condition. For the year ended December 31, 2019, occupancy expenses amounted to $113,872. Upon adoption, the Company recorded a ROU asset of $257,218 and an operating lease liability of $280,251 assuming a discount rate of 5%, the Company's estimated incremental borrowing rate. As of December 31, 2019, the Company has operating lease right-of-use assets and operating lease liabilities of $173,556 and $191,599, respectively in the accompanying statement of financial condition. Future payments required under the Company's lease liabilities together with their present value as of December 31, 2019 are as follows:

For the year ending December 31,	Amount
2020	$ 103,690
2021	97,732
Total payments due under operating lease liabilities	**201,422**
Less discount to present value	(9,823)
Total operating lease liabilities	**$ 191,599**

3. COMMITMENTS AND CONTINGENCIES (CONTINUED)

Leasing Activities (Continued)

Weighted average remaining lease term-operating lease: 1 yr, 11 mo

Weighted average discount rate-operating lease: 5%

Litigation

The Company is exposed to various asserted and unasserted potential claims encountered in the normal course of business. There are no ongoing or threatening matters as of December 31, 2019.

4. NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2019, the Company had net capital of $660,011 which was $655,011 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.07 to 1 as of December 31, 2019.

5. RELATED PARTY TRANSACTIONS

On March 4, 2014, the Company engaged Leo Atlas Corp to provide administrative support services to the Company. In 2019, the Company paid in total $109,800 to Leo Atlas Corp. Leo Atlas Corp is wholly owned and operated by Ms. Kiley Larson, who is the spouse of one of the Company's Registered Representatives, Mr. Birgir Brynjolfsson.

6. FURNITURE AND FIXTURES

Furniture, fixtures and equipment at December 31, 2019 consisted of the following:

Furniture, fixtures and equipment	5,225
Less: Accumulated depreciation	(1,360)
	$ 3,865

Based on their estimated useful life, depreciation is calculated over 5 years. Depreciation expense was $1,045 for the year ended December 31, 2019.